UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

(Translation of registrant’s name into English)

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 3, 2021, ImmunoPrecise Antibodies, Ltd. (the “Company”), entered into an amended and restated underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (the “Underwriter”), relating to the public offering (the “Offering”) of 1,616,293 common shares of the Company (the “Common Shares”), at a price to the public of U.S.$13.45 per Common Share, less underwriting discounts and commissions, for gross proceeds to the Company of approximately U.S.$21.7 million. In addition, pursuant to the Underwriting Agreement, the Company has granted the Underwriter a 30-day option to purchase up to an additional 242,443 Common Shares at the same offering price to the public, less underwriting discounts and commissions. The Offering is expected to close on or about February 8, 2021, subject to satisfaction of customary closing conditions.

The Company expects the net proceeds from the Offering will be approximately U.S.$19.4 million after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company, and not including any exercise of the underwriters’ option to purchase additional securities, described below. The Company intends to use the net proceeds from the Offering for (i) pursuing the Company’s objective of expanding its operations into Good Laboratory Practice and Good Manufacturing Practice-certified; (ii) the development and commercialization of Talem Therapeutics, LLC’s, a wholly owned subsidiary of the Company internal and partnered therapeutic discovery programs; (iii) investments in employees, partnerships, cloud computing, data curation and analysis to enable further work toward the development of custom algorithms, cloud computing, large-scale sequence data analysis, and expanded access to next-generation sequencing technologies; (iv) the development of its PolyTopeTM approach to the development of innovative therapeutics and vaccines against the COVID-19; and (v) general corporate and working capital purposes.

The Company will pay the Underwriter an underwriting discount equal to 7.5% of the gross proceeds of the Offering, and a management fee equal to 1% of the gross proceeds in the Offering. The Company has also agreed to pay the Underwriter a non-accountable expense allowance of U.S.$50,000, to reimburse the Underwriter U.S.$15,950 for the clearing expenses and up to U.S.$250,000 for legal fees and expenses in connection with the Offering. The Company will also grant the Underwriter non-transferrable compensation warrants, exercisable to purchase, in the aggregate, 130,111 Common Shares (equal to 7% of the aggregate number of Common Shares sold under the Offering). These compensation warrants will have a term of five years from the effective date of the Offering and an exercise price of U.S.$16.81, or 125% of the public offering price.

In connection with the Offering, the Company filed with the securities regulatory authorities in each of the provinces of Canada (except Quebec), a short form base shelf prospectus dated December 11, 2020. The short form base shelf prospectus was filed on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on January 11, 2021. The Company also filed a preliminary and a final prospectus supplement to the short form base shelf prospectus with the securities regulatory authority in the Province of British Columbia as well as with the SEC, as part of a registration statement on Form F-10, under the U.S.-Canada multijurisdictional disclosure system. The Common Shares were only offered and sold in the United States.

The Underwriting Agreement contains customary representations, warranties, and covenants of the Company and also provides for customary indemnification by each of the Company and the Underwriter against certain liabilities and customary contribution provisions in respect of those liabilities.

Copies of the Underwriting Agreement and the Form of Warrant are filed as Exhibits 99.1 and 99.2 to this Report on Form 6-K, respectively, and the description of each such document contained herein is qualified in its entirety by reference to the applicable exhibit, which is incorporated by reference herein. The Company issued press releases on February 3, 2021 announcing the pricing and upsizing of the Offering, which press releases are attached as Exhibits 99.4 and 99.5, respectively, to this Report.

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-249957).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended and Restated Underwriting Agreement

99.2	Form of Warrant

99.3	Consent of Stikeman Elliot LLP

99.4	News Release dated February 3, 2021

99.5	News Release dated February 3, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.

Date: February 4, 2021	By:	/s/ Lisa Helbling
Lisa Helbling
Chief Financial Officer